



RECEIVED
AUG 2 3 2010
196
PROCESSING
WASH, D.C.
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED 2010 AUG 24 PM 12:27 SEC / TM

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 33846

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Indiana Merchant Banking & Brokerage Co., Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Circle Tower, 55 Monument Circle, Suite 715
(No. and Street)

Indianapolis	IN	46204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael C. Grady (317) 637-4844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Opperman, CPA
(Name – *if individual, state last, first, middle name*)

1901 Kossuth Street	Lafayette	IN	47905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael C. Grady, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Indiana Merchant Banking & Brokerage Co., Inc., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Indiana
Marion Co.
Aug. 20, 2010

Cynthia C. Chambers Comm Expires 11-18-15

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDIANA MERCHANT BANKING & BROKERAGE CO., INC

REPORT ON AUDIT OF FINANCIAL STATEMENTS

JUNE 30, 2010


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDIANA MERCHANT BANKING & BROKERAGE CO., INC.

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

Independent Auditors' Report

The Board of Directors
INDIANA MERCHANT BANKING & BROKERAGE CO., INC.
Indianapolis, Indiana

We have audited the accompanying balance sheet of Indiana Merchant Banking & Brokerage Co., Inc., as of June 30, 2010, and the related statements of income, stockholders' equity and comprehensive income, and cash flows for the year then ended. Indiana Merchant Banking & Brokerage Co., Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Indiana Merchant Banking & Brokerage Co., Inc., as of June 30, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Indiana Merchant Banking & Brokerage Co., Inc.'s internal control over financial reporting as of June 30, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 15, 2010 expressed an unqualified opinion.

Lafayette, Indiana
August 15, 2010

INDIANA MERCHANT BANKING & BROKERAGE CO., INC
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2010

	2010
CURRENT ASSETS	
Cash and cash equivalents	$ 2,791
Cash deposit with clearing organization	12,015
TOTAL CURRENT ASSETS	14,806
OTHER ASSETS	
Due from affiliate	56,376
Prepaid federal and state income taxes	2,653
TOTAL OTHER ASSETS	59,029
TOTAL ASSETS	$ 73,835
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Accounts payable	$ 600
TOTAL LIABILITIES	600
STOCKHOLDERS' EQUITY	
Common Stock (Par value $1, authorized 1,000 shares, issued and outstanding: 1,000 in 2010)	5,000
Additional Paid In Capital	38,128
Retained Earnings	30,107
TOTAL STOCKHOLDERS' EQUITY	73,235
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 73,835

The accompanying notes are an integral part of the financial statements.

INDIANA MERCHANT BANKING & BROKERAGE CO., INC
STATEMENT OF INCOME
FOR THE PERIOD ENDED JUNE 30, 2010

	2010
REVENUE	
Commissions and fees	$ 552,849
TOTAL REVENUE	$ 552,849
EXPENSES	
Accounting fees	$ 4,515
Consulting fees	587
Dues and subscriptions	964
Insurance	5,250
Licenses and fees	41,740
Management fee	450,875
Equipment expense	6,308
Telephone expense	9,964
Office expenses	3,478
Rent expense	27,502
Property taxes	368
Income tax	936
TOTAL EXPENSES	552,487
NET INCOME	$ 362

The accompanying notes are an integral part of the financial statements.

INDIANA MERCHANT BANKING & BROKERAGE CO., INC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD ENDED JUNE 30, 2010

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at July 1, 2009	**$ 5,000**	**$ 38,128**	**$ 29,057**	**$ 72,185**
Additional Paid In Capital	-	-	-	-
Stock Issue	-	-	-	-
Purchase of Shares	-	-	-	-
Distributions			688	688
Net Income	-	-	362	362
Balance at June 30, 2010	**$ 5,000**	**$ 38,128**	**$ 30,107**	**$ 73,235**

The accompanying notes are an integral part of the financial statements.

INDIANA MERCHANT BANKING & BROKERAGE CO., INC
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED JUNE 30, 2010

		2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	362
(Increase) decrease in operating assets:		
Accounts receivable		1,875
Prepaid expenses		936
Increase (decrease) in operating liabilities:		
Accounts payable		600
Accrued expenses		-
Net Cash Provided by (Used in) Operating Activities		3,773
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
Net increase (decrease) in cash		3,773
Cash - beginning of year		11,033
Cash - end of year	$	14,806

The accompanying notes are an integral part of the financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Indiana Merchant Banking & Brokerage Co., Inc. (the Firm) was incorporated on March 15, 1986 under the Indiana General Corporation Act, as amended, for the primary purpose of engaging in the sale of Direct Participation Programs and doing business as a $5,000 broker-dealer. The Firm is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).

   The Firm does not carry security accounts for customers or perform custodial functions relating to customer aecurities. Accordingly, the Firm meets the exemptive provisions of Rule 15c3-3. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of June 30, 2010.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits for this year.

e. Accounts Receivable—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Property, Plant, Equipment and Depreciation—Property and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation. Depreciation expense amounted to $0 for the period ended June 30, 2010. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

g. Advertising—The Firm's advertising costs are expensed as incurred. During the period under audit no advertising costs were incurred.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h. Compensated Absences—The Firm's employees are entitled to paid vacation, paid sick days and personal days off, depending on job descriptions, length of service, and other factors. It is impractical to estimate the amount of compensation for future services and, accordingly, no liability has been recorded in the accompanying financial statements. The Firm's policy is to recognize the cost of compensated absences when actually paid to employees.

i. Marketable Securities—The Firm reports its marketable securities as trading securities and are recorded at fair value. Fair value is determined by closing market price at March 31 which falls in the Level 1 hierarchy level as described in SFAS 157 *Fair Value Measurements.* Realized and unrealized gains and losses are recorded in current earnings.

NOTE 2: INVESTMENT SECURITIES

At June 30, 2010, securities are stated at current market value. The resulting difference between cost and market is included in income.

NOTE 3: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At June 30, 2010 there were receivables of $56,376 and payables of $600 accrued.

NOTE 4: INCOME TAX EXPENSE

The Firm with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an C Corporation. Income taxes are provided for the tax effects of transaction reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are alos recognized for any operating loss carryforwards, charitable contribution carryforwards, and tax credit carryforwards that are available to offset future income taxes.

NOTE 5: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. As of June 30, 2010, net capital as defined by the rules, equaled $73,235. The ratio of aggregate indebtedness to net capital was .82%. Net capital in excess of the minimum required was $68,235.

NOTE 6: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 7: FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement." SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. In February 2008, the FASB released FASB Staff Position (FSP) 157-2, "Effective Date of FASB Statement No. 157," which delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Firm adopted SFAS No. 157 for financial assets and liabilities during the year ended June 30, 2009.

SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy required that the Firm maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are as follows:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices or similar assets and liabilities in active markets, similar assets and liabilities in markets that are not active or can be corroborated by observable market data.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flows methodologies and similar techniques that use significant unobservable inputs.

NOTE 8: COMMON STOCK

The Firm has one class of common stock that has equal rights, preferences, qualifications, limitations and restrictions. All of the stock is no par value.

The following summarizes the Firm's share of common stock at June 30, 2010:

Authorized	1,000
Issued	1,000
Outstanding	1,000

NOTE 9: INCOME TAXES

At June 30, 2010, the provision for income taxes consists of the following components:

Federal	$139
State	$110

NOTE 10: RELATED PARTY TRANSACTIONS

The Firm has an expense sharing agreement with an affiliated company, which is related by common ownership. Under terms of the agreement, the affiliated company has agreed to make available certain facilities and provide for performance of certain administrative and clerical services as well as pay for certain general and administrative expenses that are incurred by the Firm. For the year ended June 30, 2010, the Firm paid $450,875 in management fees to the affiliated company which represents compensation to be paid to its brokers as well as reimbursement of Firm' costs which were paid by the affiliated company. The Firm also has $56,376 due from the affiliated company as of June 30, 2010.

NOTE 11: FAIR VALUE MEASUREMENTS

As of June 30, 2010, the Firm held certain financial assets and liabilities that are required to be measured at fair value on a recurring basis. The following table presents information on these assets and liabilities as well as the fair value hierarchy used to determine their fair value:

	Level 1: Quoted Prices in Active Markets for Identical Assets	Total Fair Value at June 30, 2010
ASSETS		
Cash and cash equivalents	$ 2,791	$ 2,791
Cash deposit with clearing organization	12,015	12,015
TOTAL ASSETS	$ 14,806	$ 14,806

The carrying value for this asset approzimates its fair value at June 30, 2009.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

The Board of Directors
INDIANA MERCHANT BANKING AND BROKERAGE CO., INC
Indianapolis, Indiana

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Lafayette, Indiana
August 15, 2010

INDIANA MERCHANT BANKING & BROKERAGE CO., INC
COMPUTATION OF NET CAPITAL REQUIREMENTS
FOR THE PERIOD ENDED JUNE 30, 2010
Schedule I

1.	Total ownership equity from Statement of Financial Condition		$ 73,235
2.	Deduct ownership equity not allowable for Net Capital		-
3.	Total ownership equity qualified for Net Capital		$ 73,235
4.	Add:		
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
	b. Other deductions or allowable in computation of net capital		-
5.	Total capital and allowable subordinated liabilities		73,235
6.	Deductions and/or charges:		
	a. Total nonallowable assets from Statement of Financial Condition	-	
	b. Secured demand note deficiency	-	
	c. Commodity futures contracts and spot commodities- proprietary capital charges	-	
	d. Other deductions and/or charges	-	-
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts on securities positions		73,235
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1 ((f))		
	a. Contractual securities commitments	-	
	b. Subordinated securities borrowings	-	
	c. Trading and investments securities	-	
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	-	
	d. Undue Concentrations	-	
	e. Other	-	-
10.	Net Capital		$ 73,235

The accompanying notes are an integral part of the financial statements.

INDIANA MERCHANT BANKING & BROKERAGE CO., INC
COMPUTATION OF NET CAPITAL REQUIREMENTS
FOR THE PERIOD ENDED JUNE 30, 2010
Schedule I

COMPUTATION OF NET CAPITAL REQUIREMENTS

11. Minimum net capital requested (6 2/3% of line 18)		$	4,885
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirements of subsidiaries computed in accordance with Note A			5,000
13. Net capital requirement (greater of line 11 or 12)			5,000
14. Excess net capital (line 10 less 13)			68,235
15. Excess net capital at 100% (line 10 less 10% of line 18)		$	72,695
16. Total liabilities from Statement of Financial Condition		$	600
17. Add:			
a. Drafts for immediate credit	-		
b. Market value of securities borrowed for which no equivalent value is paid or credited	-		
c. Other unrecorded amounts (List)	-		-
18. Total aggregate indebtedness		$	600
19. Percentage of aggregate indebtedness to net capital (line 18 divided by line 10)			0.82%

The accompanying notes are an integral part of the financial statements.



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
INDIANA MERCHANT BANKING & BROKERAGE CO., INC.
Indianapolis, IN

We have audited Indiana Merchant Banking & Brokerage Co., Inc's internal control over financial reporting as of June 30, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Indiana Merchant Banking & Brokerage Co., Inc's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying audit report. Our responsibility is to express an opinion on the Firm's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Indiana Merchant Banking & Brokerage Co., Inc., maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

(Continued)

(Continued)

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, stockholders' equity and comprehensive income, and cash flows of Indiana Merchant Banking & Brokerage Co., Inc, and our report dated August 15, 2010 expressed an unqualified opinion.



Lafayette, Indiana
August 15, 2010